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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                  HARDINGE INC.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                   412324 30 3
                                 (CUSIP Number)

             J. Patrick Ervin, President and Chief Executive Officer
                Hardinge Inc., One Hardinge Drive, P.O. Box 1507,
                Elmira, NY 14902-1507, Telephone: (607) 734-2281,
             with a copy to J. Philip Hunter, Esq., Sayles & Evans,
                    One West Church Street, Elmira, NY 14901;
                            Telephone: (607) 734-2271
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 1, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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CUSIP No.   412324 30 3

 1.  J. Patrick Ervin             S.S.# ###-##-####

 2.  (b)  X

 3.

 4.  Not Applicable

 5.

 6.  U.S.A.

 7.  85,301

 8.  383,886

 9.  85,301

10.  383,886

11.  469,187

12.

13.  5.27%

14.  IN




















                                Page 2 of 5 Pages
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                                  SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER:

         Common Stock, Par Value $.01  ("Shares")
         Hardinge Inc.
         One Hardinge Drive
         P.O. Box 1507
         Elmira, New York  14902

ITEM 2.           IDENTITY AND BACKGROUND:

         (a)      NAME
                  J. Patrick Ervin

         (b)      BUSINESS ADDRESS
                  One Hardinge Drive
                  P.O. Box 1507
                  Elmira, NY  14902-1507

         (c)      PRESENT PRINCIPAL OCCUPATION
                  President and
                  Chief Executive Officer

      (d, e)      LEGAL PROCEEDINGS
                  None

         (f)      CITIZENSHIP
                  U.S.A. - State of New York


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

                  J. Patrick Ervin has acquired shares of Hardinge Inc. common stock from time to time under various executive incentive stock plans of the Issuer, with personal funds and as co-trustee of the Hardinge Inc. Pension Plan, a tax-qualified defined benefit plan. As of the date hereof, 13,784 shares are owned individually; 70,400 shares are owned beneficially subject to various restrictions contained in restricted stock agreements with the Issuer; 1,117 shares are held for Mr. Ervin's account in the Issuer's Savings Plan; and 383,886 shares are held as co-trustee of a trust under the Hardinge Inc. Pension Plan, a tax-qualified defined benefit plan.




                                Page 3 of 5 Pages

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ITEM 4.           PURPOSE OF TRANSACTION:

                  J. Patrick Ervin's appointment as a co-trustee of the Issuer's Pension Plan on May 1, 2001 has caused Mr. Ervin's beneficial ownership to exceed 5%. Mr. Ervin's ownership is for investment purposes only and he has no plans to cause a change of control of Hardinge Inc. or to take any other action enumerated in Item 4 of
         Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         (a)      AGGREGATE NUMBER AND PERCENTAGE OWNED
                  469,187, 5.27% based on 8,903,755 shares outstanding on March 30, 2001 as reported by the Issuer.

         (b)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                    (i)  sole power to vote or to direct the
                         vote                                             85,301
                   (ii)  shared power to vote or to direct
                         the vote                                        383,886
                  (iii)  sole power to dispose or to
                         direct the disposition of                        85,301
                   (iv)  shared power to dispose or to
                         direct the disposition of                       383,886

         (c)  TRANSACTIONS DURING PAST SIXTY DAYS:

                  Mr. Ervin was appointed a co-trustee of the Issuer's Pension Plan on May 1, 2001, upon which appointment Mr. Ervin became the beneficial owner of an additional 383,886 Shares.

         (d)  RIGHTS OF ANY OTHER PERSONS TO OWNED SHARES:

                  Under the Hardinge Inc. Pension Plan, Mr. Ervin shares the power to vote and dispose of 383,886 shares with his co-trustee, Richard L. Simons. The Pension Plan participants (one of whom is Mr. Ervin) indirectly have the right to the dividends received from, and the proceeds of the sale of, such shares. No shares under said Plan are specifically allocated to Plan participants.

                  Mr. Ervin is aware of other persons with the right to receive or the power to direct and receive dividends from or the proceeds of the sale of, Shares, but to the best knowledge of Mr. Ervin, none of such persons beneficially own more than 5% of the outstanding Shares, except those disclosed in the Issuer's most recent proxy statement.



                                Page 4 of 5 Pages

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         (e)  DATE UPON WHICH CEASED TO BE 5% BENEFICIAL OWNER:
              Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

                  383,886 Shares are held in trust by J. Patrick Ervin and Richard L. Simons, as trustees under a trust agreement pursuant to the provisions of the Hardinge Inc. Pension Plan. Mr. Ervin shares the power to vote and dispose of said shares with his co-trustee pursuant to the terms of said Plan.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBIT:

                  None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:                                         May 1, 2001


Signature:                                     /s/ J. Patrick Ervin
                                               -------------------------------

Name:                                          J. Patrick Ervin



                                Page 5 of 5 Pages